UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                             (Amendment No. 1)


                                NORTEK, INC.
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share

              Special Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                  65655910
                               (CUSIP NUMBER)

                            James J. Connors, II
                              K Holdings, Inc.
                              320 Park Avenue
                             New York, NY 10022
                               (212) 751-3939

               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                  Copy To:
                                Lou R. Kling
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000

                             September 16, 2002
          (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 65655910              SCHEDULE 13D                   Page 2 of 6 Pages

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      K Holdings, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      OO/Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e):  / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                           7. SOLE VOTING POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

                           8. SHARED VOTING POWER PERSON
  NUMBER OF
   SHARES                           408,150 - Common Stock**
BENEFICIALLY                        1,588,697 - Special Common Stock**
 OWNED BY
   EACH                    9. SOLE DISPOSITIVE POWER
 REPORTING
   WITH                             0 - Common Stock
                                    0 - Special Common Stock

                           10. SHARED DISPOSITIVE POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,150 - Common Stock**
      1,588,697 - Special Common Stock**

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/ The amount set forth in Row (11) excludes 236,800 shares of Common
      Stock and 46,263 shares of Special Common Stock held in various benefit plans of the Issuer for which Richard L. Bready disclaimed beneficial ownership on the Schedule 13D Mr. Bready filed on September 18, 2002.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

---------
** Reflects the number of shares of Common Stock and Special Common Stock of Nortek, Inc. beneficially owned by Richard L. Bready as of September 17, 2002, as represented by the Schedule 13D filed by Richard L. Beady on September 18, 2002.


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CUSIP NO. 65655910              SCHEDULE 13D                   Page 3 of 6 Pages

         16.1% of Common Stock, including Special Common Stock.
         92.2% of Special Common Stock.

14.      TYPE OF REPORTING PERSON
         CO



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CUSIP NO. 65655910              SCHEDULE 13D                   Page 4 of 6 Pages


         This Amendment No. 1 (this "Amendment") to the statement on
Schedule 13D dated July 1, 2002, (the "Statement") filed by K Holdings ("K Holdings" or the "Reporting Person") relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer" or "Nortek"). The Statement is hereby amended and supplemented with respect to the items set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On September 16, 2002, the Issuer, Nortek Holdings, Inc., ("Nortek Holdings") a wholly owned subsidiary of the Issuer, and K Holdings, an affiliate of Kelso & Company, L.P., ("Kelso") entered into Amendment No. 1 (the "Recapitalization Amendment") to the Agreement and Plan of Recapitalization (the "Recapitalization Agreement") dated June 20, 2002, by and among the same parties. As more fully set forth in the Statement, the Recapitalization Agreement provides that through a series of transactions the outstanding shares of capital stock of Nortek Holdings (which pursuant to the Holding Company Merger (as defined in the Statement) shall become the parent company of the Issuer), with the exception of some shares owned by certain members of management and K Holdings and its designees, will be acquired for a redemption price of $46.00 per share in cash (the "Transactions"). As a result of the Transactions, Nortek Holdings will be owned by certain members of management and K Holdings and its designees. The Recapitalization Amendment incorporates changes related principally to the ownership structure and the nomination and election of the board of directors of Nortek and Nortek Holdings following the Transactions. The parties also amended The Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc., and the Form of Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc. (copies of which were previously filed with the Statement) to reflect the above changes.

         On September 16, 2002, the Issuer, Nortek Holdings, K Holdings and Richard L. Bready entered into Amendment No. 1 (the "Exchange Amendment") to the Exchange Agreement (the Exchange Agreement") dated June 20, 2002, by and among the same parties. The Exchange Amendment principally conforms the Exchange Agreement to the changes contemplated by the Recapitalization Amendment.

         The above description is qualified in its entirety by reference to the Recapitalization Agreement, the Exchange Agreement, the Senior Secured Credit Facility Commitment Letter dated May 31, 2002 by and between Nortek, Fleet Capital Corporation and Fleet Securities, Inc., the Bridge Facility Commitment Letter dated June 20, 2002 by and between Kelso, UBS AG, Stamford Branch, and UBS Warburg LLC copies of which were previously filed as exhibits to the Statement and are incorporated herein by reference, and to the Recapitalization Amendment, the Exchange Amendment, the Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc., and the Form of Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc., copies of which are attached hereto as Exhibits 1, 2, 3, and 4, respectively, and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b)The responses of K Holdings with respect to Rows 11, 12 and 13 of the cover pages to this Amendment that relate to the aggregate number and percentage of Common Stock and Special Common Stock are incorporated herein by reference. The responses of K Holdings with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment that relate to the number of shares as to which K Holdings has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. K Holdings may be deemed to have shared power to vote such shares of Common Stock and Special Common Stock with respect to the limited matters described in Item 3 of the Statement. However, K Holdings disclaims any beneficial ownership of the shares of Common Stock and Special Common Stock that are covered by the Voting Agreement (as defined in the Statement).

         Except as set forth in the Statement and this Amendment, to the knowledge of K Holdings, no person named in Item 2 of the Statement beneficially owns any shares of Common Stock or Special Common Stock.

         (c) Except as described in the Statement and this Amendment, there have been no other transactions in the securities of the Issuer effected by K Holdings or, to the knowledge of K Holdings, the other persons named in
Item 2 of the


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CUSIP NO. 65655910              SCHEDULE 13D                   Page 5 of 6 Pages

Statement.

         (d) Other than with respect to the rights described in Item 3 and
Item 4 of the Statement and Item 4 of this Amendment, neither K Holdings nor, to the knowledge of K Holdings, any person named in Item 2 of the Statement possesses any powers, rights or privileges with respect to the Issuer's securities.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in the Statement and this Amendment, the Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Amendment No. 1 to the Agreement and Plan of Recapitalization, dated September 16, 2002, by and between Nortek, Inc., Nortek Holdings, Inc., a wholly owned subsidiary of Nortek, Inc., and K Holdings, Inc., an affiliate of Kelso & Company, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by Richard L. Bready on September 18, 2002, File No. 005-30364).

         2. Amendment No. 1 to the Exchange Agreement, dated September 16, 2002, by and between Nortek, Inc., Nortek Holdings, Inc., a wholly owned subsidiary of Nortek, Inc., K Holdings, Inc., an affiliate of Kelso & Company, L.P., and Richard L. Bready (incorporated herein by reference to
Exhibit 2 of the Schedule 13D filed by Richard L. Bready on September 18, 2002, File No. 005-30364).

         3. Form of Certificate of Amendment to the Restated Certificate of Incorporation of Nortek Holdings, Inc.

         4. Form of Certificate of the Designations, Powers, Preferences and Rights of Series B Convertible Preference Stock of Nortek Holdings, Inc.




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CUSIP NO. 65655910              SCHEDULE 13D                   Page 6 of 6 Pages

                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 18, 2002


                                                K Holdings, Inc.

                                                /s/ James J. Connors, II
                                                -------------------------------
                                                Name:  James J. Connors, II
                                                Title: Vice President


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